SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549



__________________________________________________
                                                  :
                In the Matter of                  :
                                                  :
                CSW CREDIT, INC.                  :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-7218                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
__________________________________________________:



      1. CSW Credit, Inc. (Credit) hereby files a balance sheet as of December 31, 1995, statements of income for the three and twelve month periods ended December 31, 1995, and notes to the financial statements as Exhibit 1 attached hereto.

      2. Credit hereby certifies that on December 31, 1995, it had $646,300,000 face amount of commercial paper outstanding at a weighted average cost of 5.83%. This amount consisted of $272,200,000 issued and sold to Lehman Commercial Paper, Inc., as dealer, and $374,100,000 issued and sold to Goldman Sachs & Co., as dealer, as shown in Exhibit 2 attached hereto. Credit hereby further certifies that it had no other material borrowings outstanding on December 31, 1995.

      3. Credit hereby files as Exhibit 3 attached hereto the earnings coverage for Credit's indebtedness for the period from October 1, 1995 through December 31, 1995 and Credit's capital structure at December 31, 1995. Credit hereby files as Exhibit 4 attached hereto the twelve month average as of the end of each month of outstanding accounts receivable and bad debt write-offs related to non-affiliated companies during said period.

      4.   With  respect to affiliated companies,  Credit  hereby
certifies that effective October 1, 1995 the allowed retail returns on common equity for CPL and WTU changed from 13% and 12% to 11.75% and 11.375%, respectively. PSO's, SWEPCO's, and Transok's allowed return on common equity remained unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 5, 6 and 7, respectively, attached hereto.
      5. With respect to Houston Lighting & Power Company (HLP), Credit had month ending average net receivables of $327,062,000 outstanding during the twelve months ended December 31, 1995. During the quarter ended December 31, 1995 the daily maximum borrowing relating to the purchase of accounts receivable from HLP was $370,791,000.

      6. Credit hereby certifies it was in accordance with the 50% restriction on non-affiliated receivables during the quarter ended December 31, 1995, as shown in Exhibit 4 attached hereto.

      7. Credit hereby certifies that any HLP receivables acquired during the quarter were retained by Credit.

      8. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, February 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21, 1993, and December 16, 1994 permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.



























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                            SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935,

Central and South West Services, Inc. has duly caused this report to be signed on the 14th day of February 1996.






                         By :   /s/ Wendy G. Hargus
                                    Wendy G. Hargus
                                    Controller
                                    CSW Credit, Inc.




1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000


                          EXHIBIT INDEX
                          -------------


Exhibit                                              Transmission
Number                    Exhibit                       Method
-------                   -------                    ------------

   1         Balance sheet as of December 31,         Electronic
             1995, statements of income for the
             three and twelve month periods
             ended December 31, 1995, and
             notes to the financial statements.

   2         Commercial paper outstanding at          Electronic
             December 31, 1995.

   3         Earnings coverage for the period         Electronic
             from October 1, 1995 through
             December 31, 1995 and capital
             structure at December 31, 1995.

   4         Twelve month average as of the           Electronic
             end of each month of outstanding
             accounts receivable of affiliated
             and non-affiliated companies and bad
             debt write-offs related to non-
             affiliated companies during the
             period October 1, 1995 through
             December 31, 1995.

   5         Discount calculation for affiliated      Electronic
             companies for the three months
             ended December 31, 1995.

   6         Analysis of the allowed returns on       Electronic
             common equity for affiliated
             companies at December 31, 1995.

   7         Factoring expense savings for            Electronic
             affiliated companies for the three
             months ended December 31, 1995.










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